ROMAN DBDR ACQUISITION CORP. II

9858 Clint Moore Road, Suite 205

Boca Raton, FL 33496

December 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Pam Howell

Re:	Roman DBDR Acquisition Corp. II
Registration Statement on Form S-1
Initially filed September 17, 2024, as amended File No. 333-282186

Dear Ms. Howell:

On December 5, 2024, Roman DBDR Acquisition Corp. II requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. ET on Tuesday, December 10, 2024 or as soon as thereafter practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ Dixon Doll, Jr.
Dixon Doll, Jr.
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Kirkland & Ellis LLP